FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                       For the period of December 04, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 02 November 2006 announcing Global Health Care Conference
2.  News release dated 20 November 2006 announcing Oncology Hsp90 Programme
3.  News release dated 21 November 2006 announcing Piper Jaffray Healthcare
                                                   Conference

Enclosure No. 1


2 November 2006

                    Vernalis to Present at Cowen and Company
                    7th Annual Global Health Care Conference

WINNERSH, U.K., November 2, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS), a specialty bio-pharmaceutical and drug development company, today announced that Simon Sturge, Chief Executive Officer, and Tony Weir, Chief Financial Officer, will participate in the Cowen and Company 7th Annual Global Health Care Conference to be held November 7-8, 2006 at the Landmark Hotel in London. Mr. Sturge is scheduled to present an overview of the Company's business activities and product pipeline at 16:50 GMT on Wednesday, November 8, 2006.

Investors may access a live webcast of the presentation at www.vernalis.com under the Investor Relations tab. The presentation will be archived for 3 months.

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   -- ends --
Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                            212-867-1762

Enclosure No. 2

20 November 2006

        Vernalis Plc Announces Progress on its Oncology Hsp90 Programme

WINNERSH, U.K., November 20, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS), a specialty bio-pharmaceutical and drug development company, today announced that Novartis has selected a second compound as a preclinical development candidate under the joint research and development collaboration on the oncology target Heat shock protein 90 (Hsp90). This second candidate, an oral follow on to an intra-venous (IV) compound, was discovered using Vernalis' fragment based drug discovery platform. Under the terms of the collaboration, Novartis will make a milestone payment of $1.5 million to Vernalis.

"Inhibition of Hsp90 is receiving increasing attention as a novel anticancer treatment with broad therapeutic potential for the treatment of patients with both solid tumors and haematologic cancers," said Simon Sturge, CEO of Vernalis. "Our collaboration with Novartis, a world leader in oncology, continues to deliver exciting new cancer treatment opportunities."

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                            212-867-1762

Notes to Editors

Background to Vernalis' Hsp90 Programme
The Vernalis Hsp90 programme is the result of a collaboration established in March 2002 with Cancer Research Technology Ltd (CRT) - formerly Cancer Research Ventures Ltd - and The Institute of Cancer Research (The Institute), building on studies funded by The Institute, Cancer Research UK and Wellcome Trust. Under the agreement Vernalis will pay CRT and The Institute a proportion of its revenues from the agreement with Novartis.

About Hsp90
Inhibition of Hsp90 is believed to have significant potential in the treatment of a broad range of cancers. The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. In addition, many of the proteins stabilised by Hsp90 are oncoproteins and cell-signalling proteins important in cancer cell proliferation and cancer cell survival. Thus Hsp90, a single molecular target that is a central integrator of multiple pathways important to cancer, is an ideal novel target for oncologic therapy.

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com

Vernalis Forward-Looking Statement
This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 3

21 November 2006

 Vernalis plc to Present at the 18th Annual Piper Jaffray Healthcare Conference
                        in New York on November 30, 2006

WINNERSH, U.K., November 21, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS), a specialty bio-pharmaceutical and drug development company, today announced that Simon Sturge, Chief Executive Officer, will present at the 18th Annual Piper Jaffray Healthcare Conference to be held November 29, 2006 through December 1, 2006 at The Pierre Hotel in New York City. Mr. Sturge is scheduled to present an overview of the Company's business activities and product pipeline at 4:30 PM Eastern time on Thursday, November 30, 2006.

Investors may access a live webcast of the presentation at www.vernalis.com under the Investor Relations tab. The presentation will be accessible for 30 days after the event.


About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   -- ends --
Enquiries:
Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                            212-867-1762


Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: December 04, 2006                            Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer